Exhibit (a)(2)

July 22, 2015

Dear Fellow Stockholder:

We are pleased to inform you that on July 8, 2015, The Coast Distribution System, Inc. (“Coast”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with LKQ Corporation (“LKQ”), its wholly-owned subsidiary, Keystone Automotive Operations, Inc. (“Keystone”) and KAO Acquisition Sub, Inc., a wholly-owned subsidiary of Keystone (“Purchaser”).

Pursuant to the Merger Agreement, Purchaser has commenced a cash tender offer to purchase all of the issued and outstanding shares of Coast’s common stock (the “Common Stock” or the “Shares” ), at a purchase price of $5.50 per Share (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes, and on the terms and subject to the conditions set forth in the Offer to Purchase and the related tender offer materials accompanying this letter (the “Offer”). Unless extended, the tender offer is currently scheduled to expire at 12:00 Midnight, New York time, at the end of the day on August 18, 2015. If completed, the tender offer will be followed by the merger of Purchaser with and into Coast (the “Merger”). In the Merger, all shares of Common Stock that were not purchased in the tender offer, other than any Shares that may be owned by Coast, LKQ, Keystone or Purchaser and any Shares for which appraisal rights are perfected under Delaware law, will be converted into the right to receive the Offer Price per share of Common Stock net in cash, without interest and less any required withholding taxes.

After careful consideration, the members of Coast’s Board of Directors (the “Board”) unanimously approved the Offer, the Merger and the Merger Agreement and determined that the terms of each are fair to, and in the best interests of, Coast’s stockholders. The Board unanimously recommends that you accept the Offer and tender your Shares pursuant to the Offer.

In arriving at its determination and recommendation, the Board gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9, including the opinion of Duff & Phelps, LLC with respect to the fairness of the Offer Price, from a financial point of view, to Coast’s stockholders. A copy of that opinion is included in the attached Schedule 14D-9, and you are urged to read the opinion carefully and in its entirety.

Also accompanying this letter is a copy of Purchaser’s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering your shares of Common Stock pursuant to the Offer. These documents set forth the terms and conditions of Purchaser’s tender offer and provide instructions as to how you can tender your shares. We urge you to read the enclosed materials carefully. If you want to participate in the Offer, you will need to properly tender your Shares prior to the expiration of the Offer.

The management and directors of Coast thank you for the support you have given Coast throughout the years.

Very truly yours,

/s/ THOMAS R. MCGUIRE

Thomas R. McGuire

Chairman of the Board